UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

English translation of a letter dated November 20, 2020 to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires)

FREE TRANSLATION

Buenos Aires, November 20th, 2020

Buenos Aires Stock Exchange

Re.: Documentation prior to the General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings, to be held on December 11, 2020 at 11:00 am

I am writing to you in my capacity as attorney in fact of Telecom Argentina S.A. (“Telecom Argentina”), to attach the Proposed Amendment to Section 10 of the Bylaws to be considered by the General Extraordinary Shareholders´ Meeting and by the aforementioned Class “A” Shares and Class “D” Shares Special Shareholders´ Meeting .

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

TELECOM ARGENTINA S.A.

PROPOSAL OF AMENDMENT TO SECTION 10° OF THE CORPORATE BYLAWS TO BE CONSIDERED BY THE GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING AND CLASS “A” AND CLASS “D” SHARES SPECIAL SHAREHOLDERS’ MEETINGS SUMMONED FOR DECEMBER 11TH, 2020

The current text of Section 10 of the Corporate Bylaws and the amended text proposed (in bold and underlined) are transcribed below:

CURRENT TEXT	AMENDED TEXT
Section Ten: The Company is managed and administered by a Board of Directors, consisting of such number of members as determined at the Shareholders’ Meeting, which must be no less than eleven and no more than seventeen members. Such members shall hold office for a term of three fiscal years.	Section Ten: The Company is managed and administered by a Board of Directors, consisting of such number of members as determined at the Shareholders’ Meeting, which must be no less than eleven and no more than seventeen members. Such members shall hold office for a term of three fiscal years.

At the Shareholders’ Meeting, the shareholders shall appoint the same or a lesser number of alternate members for the same term in order to fill any vacancies which may arise, following the order or method indicated at the Shareholders’ Meeting, notwithstanding the provisions of section 11 hereof. At their first meeting, directors shall appoint a Chairman and a Vice Chairman. The Vice-Chairman shall replace the Chairman in case of the Chairman’s absence or impediment. Meetings of the Board of Directors shall be held once every three months and at any time the Board of Directors so decides. The meetings of the Board of Directors must be called with no less than 12 calendar days’ notice to deal with ordinary matters and upon no less than 3 calendar days’ notice for urgent matters. To such end, the Chairman, or Vice-Chairman in case the Vice-Chairman is replacing the Chairman, shall give notice to the members of the Board at their legal domiciles by certified mail, acknowledgment of receipt requested, or using any other certifiable means, including by telex. Such notice must state the date, time and location of the meeting and agenda thereof. This call for a Board meeting shall not be necessary if all of the members of the Board of Directors are present.

The Board of Directors can only hold a meeting if the absolute majority of its members are present and matters shall be decided by the vote of a majority of those present at the meeting. In order to approve the Special Majority Matters listed below, the following shall also be required: (a) the affirmative vote of at least one director appointed by the general shareholder’s meeting and nominated by Class A; and (b) the affirmative vote of at least one director appointed by the general shareholder’s meeting and nominated by Class D.

In case none of the elected directors nominated by Class A shareholders or none of the elected directors nominated by Class D shareholders are present at the duly called Board of Directors’ meeting and the items of the agenda include a Special Majority Matter, the Board of Directors shall not discuss or pass a resolution on such items and call, under the provisions and within the terms set forth above, a new meeting of the Board of Directors to discuss those items of the agenda.

In case of a tie vote, the Chairman shall have two votes for issues that do not qualify as Special Majority Matters.

At the Shareholders’ Meeting, the shareholders shall appoint the same or a lesser number of alternate members for the same term in order to fill any vacancies which may arise, following the order or method indicated at the Shareholders’ Meeting, notwithstanding the provisions of section 11 hereof. At their first meeting, directors shall appoint a Chairman and a Vice Chairman. The Vice-Chairman shall replace the Chairman in case of the Chairman’s absence or impediment. Meetings of the Board of Directors shall be held once every three months and at any time the Board of Directors so decides. The meetings of the Board of Directors must be called ~~with no less than 12-calendar days’ notice to deal with ordinary matters and~~ upon no less than ~~3~~-5 calendar days’ notice ~~for urgent matters~~(except in the event of a request by a Director, in accordance with the provisions of article 267 of the General Business Law, in which case the call may be made at any time so that the Meeting is held within the fifth day of receipt of said request). For urgent matters, the Meeting of the Board may be called with 1 calendar day prior notice. To such end, the Chairman, or Vice-Chairman in case the Vice-Chairman is replacing the Chairman, shall give notice to the members of the Board at their legal domiciles by ~~certified mail~~ written communication, acknowledgment of receipt requested, or using any other certifiable means, including ~~by telex~~ email. Such notice must state the date, time and location of the meeting and agenda thereof. This call for a Board meeting shall not be necessary if all of the members of the Board of Directors are present.

The Board of Directors can only hold a meeting if the absolute majority of its members are present and matters shall be decided by the vote of a majority of those present at the meeting. In order to approve the Special Majority Matters listed below, the following shall also be required: (a) the affirmative vote of at least one director appointed by the general shareholder’s meeting and nominated by Class A; and (b) the affirmative vote of at least one director appointed by the general shareholder’s meeting and nominated by Class D.

In case none of the elected directors nominated by Class A shareholders or none of the elected directors nominated by Class D shareholders are present at the duly called Board of Directors’ meeting and the items of

The Vice Chairman shall NOT have two votes when acting in replacement of the Chairman for any reason. The Board of Directors may also hold meetings with its members communicated via video teleconference, in which case both physical and remote participation shall be considered for the purpose of establishing quorum. The minutes of these meetings shall be prepared and signed by the attending directors and members of the Supervisory Committee within five (5) days from the date the meeting is held. The members of the Supervisory Committee must expressly indicate in the minutes the names of those directors participating remotely and the legitimacy of the decisions made during the meeting. The minutes shall also include the statements of those directors physically present as well as of those participating remotely and the votes cast thereby in respect of each resolution adopted. The Shareholders’ Meeting shall determine the compensation of the Board of Directors. Pursuant to the terms of section 270 of Law No. 19,550, the Board of Directors may designate General Managers as well as special managers who are not required to be Company Directors”.

The following matters are Special Majority Matters subject to the special majority rules set forth in this Section:

(i) any change, amendment, supplement or replacement of the bylaws or any other incorporation document of the Company or any Controlled Company.

(ii) Any material change in the business management of the Company or any Controlled Company that is not related to the provision of video, telephony, data and other related services, or any new service provided by similar information technology and communications companies in other markets, and other businesses reasonably related thereto.

(iii) the hiring of any officer or employee of the Company or any Controlled Company to work in a key position such as: Director or Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Technical Officer (CTO), Chief Financial Officer (CFO) or any other officer or employee of the Company or any Controlled Company who reports directly to the Director or Chief Executive Officer (CEO) or to the Company’s Vice-Chairman, or reports jointly to the Director or Chief Executive Officer (CEO) and the Company’s Vice-Chairman or the Sub-Chief Executive Officer, if any, such as the Internal Auditor (or, in any case, any other the agenda include a Special Majority Matter, the Board of Directors shall not discuss or pass a resolution on such items and call, under the provisions and within the terms set forth above, a new meeting of the Board of Directors to discuss those items of the agenda.

In case of a tie vote, the Chairman shall have two votes for issues that do not qualify as Special Majority Matters.

The Vice Chairman shall NOT have two votes when acting in replacement of the Chairman for any reason. The Board of Directors may also hold meetings with its members communicated via video teleconference, in which case both physical and remote participation shall be considered for the purpose of establishing quorum. The minutes of these meetings shall be prepared and signed by the attending directors and members of the Supervisory Committee within five (5) days from the date the meeting is held. The members of the Supervisory Committee must expressly indicate in the minutes the names of those directors participating remotely and the legitimacy of the decisions made during the meeting. The minutes shall also include the statements of those directors physically present as well as of those participating remotely and the votes cast thereby in respect of each resolution adopted. The Shareholders’ Meeting shall determine the compensation of the Board of Directors. Pursuant to the terms of section 270 of Law No. 19,550, the Board of Directors may designate General Managers as well as special managers who are not required to be Company Directors”.

The following matters are Special Majority Matters subject to the special majority rules set forth in this Section:

(i) any change, amendment, supplement or replacement of the bylaws or any other incorporation document of the Company or any Controlled Company.

(ii) Any material change in the business management of the Company or any Controlled Company that is not related to the provision of video, telephony, data and other related services, or any new service provided by similar information technology and communications companies in other markets, and other businesses reasonably related thereto.

(iii) the hiring of any officer or employee of the Company or any Controlled Company to work in a key position such as: Director or Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Technical Officer (CTO),

officer or employee with responsibilities similar to those of the above mentioned positions) or any other position expressly designated as a key position, such as the Procurement Director, Legal Affairs Director, Human Resources Director, Regulatory Affairs Director and Institutional Relations Director; and the dismissal of the Chief Financial Officer and the internal auditor.

(iv) Any replacement of the external auditors or tax advisors of the Company or any Controlled Company, except if Deloitte Touche Tohmatsu, PricewaterhouseCoopers, KPMG or EY (formerly known as Ernst & Young) are appointed.

(v) The creation of any Committee of the Board of Directors of the Company or any Controlled Company, or the increase or reduction of the powers of the Board of Directors or of any existing committee of the Board of Directors of the Company or of the Board of Directors of any Controlled Company.

(vi) Any merger by absorption or consolidation of the Company or any Controlled Company in one transaction or a series of related transactions, or the acquisition of assets (including capital stock -as such term is hereinafter defined- or other securities) by the Company or any Controlled Company, in which the Company’s or any Controlled Company’s capital stock is used as consideration, except for the merger of the Company with Cablevisión Holding S.A. where: (1) the Company is the surviving company, (2) no assets or liabilities are transferred to the Company as a result of the merger other than (i) shares issued by the Company and/or (ii) existing liabilities of Cablevisión Holding S.A. in such minimum quantities that (after subtracting the amounts in cash and cash equivalents that may exist in Cablevisión Holding S.A. at that time) do not exceed US$1 million, (3) no economic or political dilution affects the Company’s shareholders because of the exchange ratio of shares issued by Cablevisión Holding S.A. for shares issued by the Company or for any other reason as a result of the merger; and (4) the merger qualifies as a tax free reorganization pursuant to Argentine law. (vii) Any acquisition by the Company or any Controlled Company, in a single transaction or a series of transactions (except with any Subsidiary of the Company) of assets (including capital stock or other securities), other than acquisitions in which all payments or the assets’ Market Value do not exceed U$S 50 million.

(viii) Any act of disposal of assets by the

Chief Financial Officer (CFO) or any other officer or employee of the Company or any Controlled Company who reports directly to the Director or Chief Executive Officer (CEO) or to the Company’s Vice-Chairman, or reports jointly to the Director or Chief Executive Officer (CEO) and the Company’s Vice-Chairman or the Sub-Chief Executive Officer, if any, such as the Internal Auditor (or, in any case, any other officer or employee with responsibilities similar to those of the above mentioned positions) or any other position expressly designated as a key position, such as the Procurement Director, Legal Affairs Director, Human Resources Director, Regulatory Affairs Director and Institutional Relations Director; and the dismissal of the Chief Financial Officer and the internal auditor.

(iv) Any replacement of the external auditors or tax advisors of the Company or any Controlled Company, except if Deloitte Touche Tohmatsu, PricewaterhouseCoopers, KPMG or EY (formerly known as Ernst & Young) are appointed.

(v) The creation of any Committee of the Board of Directors of the Company or any Controlled Company, or the increase or reduction of the powers of the Board of Directors or of any existing committee of the Board of Directors of the Company or of the Board of Directors of any Controlled Company.

(vi) Any merger by absorption or consolidation of the Company or any Controlled Company in one transaction or a series of related transactions, or the acquisition of assets (including capital stock -as such term is hereinafter defined- or other securities) by the Company or any Controlled Company, in which the Company’s or any Controlled Company’s capital stock is used as consideration, except for the merger of the Company with Cablevisión Holding S.A. where: (1) the Company is the surviving company, (2) no assets or liabilities are transferred to the Company as a result of the merger other than (i) shares issued by the Company and/or (ii) existing liabilities of Cablevisión Holding S.A. in such minimum quantities that (after subtracting the amounts in cash and cash equivalents that may exist in Cablevisión Holding S.A. at that time) do not exceed US$1 million , (3) no economic or political dilution affects the Company’s shareholders because of the exchange ratio of shares issued by Cablevisión Holding S.A. for shares issued by the Company or for any other reason as a result of the merger; and (4) the merger qualifies as a tax free reorganization pursuant to Argentine law.

Company or any Controlled Company in one transaction (except with a wholly owned Subsidiary (except for the minimum number of shares necessary to comply with the requirement of plurality of shareholders)) in which the Market Value of the disposed assets exceeds U$S30 million, except when such disposal is required by a competent governmental authority’s order.

(ix) the issuance, delivery, offer, sale, acquisition, redemption or purchase by the Company or any Controlled Company of shares of any class or series of its Capital Stock or other securities convertible into, or exercisable or exchangeable for, or options, warrants or rights of any kind to subscribe or acquire, shares of any class or series of its Capital Stock or other securities or any share restructuring, subdivision, exchange of debt or preferred shares for shares or vice versa, combination or reclassification of the Capital Stock of the Company or any Controlled Company, or the entering into any agreement, contract, engagement or undertaking relating to the above.

(x) The adoption of any equity compensation program for the Company’s officers that provides for the issuance of securities or rights under their Market Value or that, once issued or exercised, would represent more than the higher of two percent (2%) of the Company’s Capital Stock or U$S 5 million.

(xi) The commencement of an insolvency proceeding (concurso) by the Company or the entering into a pre-packaged insolvency plan (acuerdo preventivo extrajudicial) pursuant to the Argentine insolvency law, or any other action filed pursuant to any other insolvency or bankruptcy law of Argentina or any other place, or the Company or any Controlled Company’s acknowledgment in writing of the bankruptcy, insolvency, state of default or general inability to pay its debts when due of the Company or any Controlled Company. However, it shall not qualify as a Special Majority Matter if in an involuntary bankruptcy proceeding said involuntary request is presented by the Shareholder or Shareholders (or any of its Affiliates) that nominated the Director that challenges the decision to make such filing.

(xii) The incurring of indebtedness by the Company or any Controlled Company, except for Debt that, once added to any other outstanding Debt of the Company and its Controlled Companies (net of any cash deposits in custody solely used to pay Debt) does not exceed three (3) times the Company’s

(vii) Any acquisition by the Company or any Controlled Company, in a single transaction or a series of transactions (except with any Subsidiary of the Company) of assets (including capital stock or other securities), other than acquisitions in which all payments or the assets’ Market Value do not exceed U$S 50 million.

(viii) Any act of disposal of assets by the Company or any Controlled Company in one transaction (except with a wholly owned Subsidiary (except for the minimum number of shares necessary to comply with the requirement of plurality of shareholders)) in which the Market Value of the disposed assets exceeds U$S30 million, except when such disposal is required by a competent governmental authority’s order.

(ix) the issuance, delivery, offer, sale, acquisition, redemption or purchase by the Company or any Controlled Company of shares of any class or series of its Capital Stock or other securities convertible into, or exercisable or exchangeable for, or options, warrants or rights of any kind to subscribe or acquire, shares of any class or series of its Capital Stock or other securities or any share restructuring, subdivision, exchange of debt or preferred shares for shares or vice versa, combination or reclassification of the Capital Stock of the Company or any Controlled Company, or the entering into any agreement, contract, engagement or undertaking relating to the above.

(x) The adoption of any equity compensation program for the Company’s officers that provides for the issuance of securities or rights under their Market Value or that, once issued or exercised, would represent more than the higher of two percent (2%) of the Company’s Capital Stock or U$S 5 million.

(xi) The commencement of an insolvency proceeding (concurso) by the Company or the entering into a pre-packaged insolvency plan (acuerdo preventivo extrajudicial) pursuant to the Argentine insolvency law, or any other action filed pursuant to any other insolvency or bankruptcy law of Argentina or any other place, or the Company or any Controlled Company’s acknowledgment in writing of the bankruptcy, insolvency, state of default or general inability to pay its debts when due of the Company or any Controlled Company. However, it shall not qualify as a Special Majority Matter if in an involuntary bankruptcy proceeding said involuntary request is presented by the Shareholder or Shareholders (or any of its consolidated EBITDA for the twelve (12) month period immediately prior to the incurring of such Debt for which the Company’s consolidated financial statements are available.

(xiii) The creation or imposition of a Lien over any asset of the Company or any Controlled Company with a Market Value exceeding U$S 30 million, except for those liens especially approved as part of the Capital Expenditures or assets acquisition authorization.

(xiv) the granting of a loan or an advance payment to any person or the granting of a guarantee to secure the obligations of a person, except for (A) the guarantee of a Controlled Company’s Debt allowed under paragraph (xii) of this Section, or (B) any commercial advance payment previously approved in connection with projects approved under paragraphs (vii) or (xv) of this Section, or (C) commercial advance payments to the Company’s or any Controlled Company’s suppliers not exceeding U$S 20 million in the aggregate in one transaction or a series of transactions.

(xv) The approval of Capital Expenditures in any fiscal year, not expressly contemplated in a Business Plan or Annual Budget, for an amount exceeding U$S 45 million in the aggregate, except for those Capital Expenditures necessary to maintain the proper functioning of the Company’s premises, equipment and systems, including the renewal and replacement of obsolete material.

(xvi) Any contractual agreement or other engagement not expressly contemplated in a Business Plan or Annual Budget, by which the Company or its Controlled Companies assume payment obligations exceeding (i) U$S 5 million (or its equivalent in another currency) in connection with transactions that are not in the ordinary course of business and (ii) U$S 30 million in connection with transactions in the ordinary course of business, and in each case, that are not subject to another paragraph of this Section.

(xvii) The approval of transactions with any person that is controlled by, or controls, or is under common control with a Shareholder.

(xviii) The decisions relating to the consolidation of operations between the Company and its Controlled Companies, except in those cases in which the shareholders are not politically or economically diluted and where there is no transfer or assumption of a negative equity.

(xix) The approval during any fiscal year of (i)

Affiliates) that nominated the Director that challenges the decision to make such filing.

(xii) The incurring of indebtedness by the Company or any Controlled Company, except for Debt that, once added to any other outstanding Debt of the Company and its Controlled Companies (net of any cash deposits in custody solely used to pay Debt) does not exceed three (3) times the Company’s consolidated EBITDA for the twelve (12) month period immediately prior to the incurring of such Debt for which the Company’s consolidated financial statements are available.

(xiii) The creation or imposition of a Lien over any asset of the Company or any Controlled Company with a Market Value exceeding U$S 30 million, except for those liens especially approved as part of the Capital Expenditures or assets acquisition authorization.

(xiv) the granting of a loan or an advance payment to any person or the granting of a guarantee to secure the obligations of a person, except for (A) the guarantee of a Controlled Company’s Debt allowed under paragraph (xii) of this Section, or (B) any commercial advance payment previously approved in connection with projects approved under paragraphs (vii) or (xv) of this Section, or (C) commercial advance payments to the Company’s or any Controlled Company’s suppliers not exceeding U$S 20 million in the aggregate in one transaction or a series of transactions.

(xv) The approval of Capital Expenditures in any fiscal year, not expressly contemplated in a Business Plan or Annual Budget, for an amount exceeding U$S 45 million in the aggregate, except for those Capital Expenditures necessary to maintain the proper functioning of the Company’s premises, equipment and systems, including the renewal and replacement of obsolete material.

(xvi) Any contractual agreement or other engagement not expressly contemplated in a Business Plan or Annual Budget, by which the Company or its Controlled Companies assume payment obligations exceeding (i) U$S 5 million (or its equivalent in another currency) in connection with transactions that are not in the ordinary course of business and (ii) U$S 30 million in connection with transactions in the ordinary course of business, and in each case, that are not subject to another paragraph of this Section.

(xvii) The approval of transactions with any person that is controlled by, or controls, or is any increase in the CEO’s compensation exceeding 10% in real terms after considering the effects of inflation in U.S. dollars or Argentine pesos depending on the currency in which the applicable compensation is determined and (ii) any increase in the compensation of those employees or officers who hold key positions in the Company or any Controlled Company if following such increase the annual compensation of such employee for such fiscal year exceeds 80% of the CEO’s annual compensation for such fiscal year in real terms.

(xx) The approval of new Business Lines or the discontinuation of Business Lines of the Company or any Controlled Company.

(xxi) Any amendment to the dividends policy, or the entering into contracts or agreements imposing restrictions or conditions for the approval or payment of dividends or any distribution to the Shareholders.

(xxii) The filings or requests or petitions for approval of the cancellation of registration of securities with national or international governmental agencies, or the cancellation of the listing of shares or other equity securities at domestic or international securities markets.

(xxiii) The approval of the Annual Consolidated Budget and the Business Plan of the Company and its Controlled Companies, except when it has been approved unanimously by the Company’s Executive Committee.

For the purposes of these bylaws, the following terms shall have the meaning stated below for each of them:

“Affiliate” means, with respect to a specified person, any other person that, at the date of determination of its condition as Affiliate, directly or indirectly, through one or more intermediates, Controls or is Controlled by or is under the common Control with the Person specified; provided that no shareholder shall be considered an Affiliate of any of the other Shareholders on the sole ground of having made an investment in the Company; and further provided that neither the Company nor any Controlled Company shall be considered an Affiliate of a Shareholder.

“Capital Stock” of a person means any and all shares, rights, purchase rights, warrants, equity securities, convertible notes, options, participations, rights thereto or similar rights (whatever their name) of the capital stock of such Person, or other equity participations, including partnership or membership interests, whether limited or unlimited, in such Person, and also including any preferred share and all under common control with a Shareholder.

(xviii) The decisions relating to the consolidation of operations between the Company and its Controlled Companies, except in those cases in which the shareholders are not politically or economically diluted and where there is no transfer or assumption of a negative equity.

(xix) The approval during any fiscal year of (i) any increase in the CEO’s compensation exceeding 10% in real terms after considering the effects of inflation in U.S. dollars or Argentine pesos depending on the currency in which the applicable compensation is determined and (ii) any increase in the compensation of those employees or officers who hold key positions in the Company or any Controlled Company if following such increase the annual compensation of such employee for such fiscal year exceeds 80% of the CEO’s annual compensation for such fiscal year in real terms.

(xx) The approval of new Business Lines or the discontinuation of Business Lines of the Company or any Controlled Company.

(xxi) Any amendment to the dividends policy, or the entering into contracts or agreements imposing restrictions or conditions for the approval or payment of dividends or any distribution to the Shareholders.

(xxii) The filings or requests or petitions for approval of the cancellation of registration of securities with national or international governmental agencies, or the cancellation of the listing of shares or other equity securities at domestic or international securities markets.

(xxiii) The approval of the Annual Consolidated Budget and the Business Plan of the Company and its Controlled Companies, except when it has been approved unanimously by the Company’s Executive Committee.

For the purposes of these bylaws, the following terms shall have the meaning stated below for each of them:

“Affiliate” means, with respect to a specified person, any other person that, at the date of determination of its condition as Affiliate, directly or indirectly, through one or more intermediates, Controls or is Controlled by or is under the common Control with the Person specified; provided that no shareholder shall be considered an Affiliate of any of the other Shareholders on the sole ground of having made an investment in the Company; and further provided that neither the Company nor any Controlled Company shall be considered an Affiliate of a Shareholder.

rights, warrants or options exchangeable for or convertible into such shares of capital stock, whether they are outstanding as of the date of the trust agreement or issued thereafter.

“Control” means, with respect to any Person (except an individual), the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of securities, membership interests or shares with a right to vote or by contract or otherwise.

“Debt/EBITDA Ratio” means, with respect to the Company, at any moment, the ratio of its net consolidated Debt, as of the date of the Company’s most recent available consolidated statements of financial position, to its consolidated EBITDA for the four most recent quarters for which the statement of income and the statement of cash flows are available for such Person, prepared in accordance with Argentine GAAP on the basis of the most recent financial statements published by the Company.

“Debt” means, with respect to any person at the time of determination, without implying duplication: (a) all obligations of such person for borrowed money (including overdraft) or for the deferred purchase price of property or services, excluding commercial debts and other obligations (including pending payments) incurred in the ordinary course of business (evidenced or not by a promissory note), but including, among others, all obligations of such Person, contingent or otherwise, in connection with letters of credit and acceptances issued pursuant to letters of credits, bankers’ acceptance lines or similar, (b) all obligations of such person evidenced by bonds, notes, debentures, or similar instruments, (c) all obligations of such person incurred in or arising from a conditional sale agreement or other title retention agreement relating to property acquired by such person (even when pursuant to the agreement the rights and actions of the seller or lender in case of breach are limited to recovering the possession of the asset or its sale), but excluding commercial obligations incurred in the ordinary course of business; (d) all capitalized lease obligations of such person, (e) any debt of other persons referred to (but not excluded from) in the preceding clauses and all dividends of other Persons, which payment is guaranteed (or in respect of which such debt’s creditor has a right, contingent or otherwise, to be guaranteed) by means of a lien created on or relating to an asset (including, among others, accounts and

“Capital Stock” of a person means any and all shares, rights, purchase rights, warrants, equity securities, convertible notes, options, participations, rights thereto or similar rights (whatever their name) of the capital stock of such Person, or other equity participations, including partnership or membership interests, whether limited or unlimited, in such Person, and also including any preferred share and all rights, warrants or options exchangeable for or convertible into such shares of capital stock, whether they are outstanding as of the date of the trust agreement or issued thereafter.

“Control” means, with respect to any Person (except an individual), the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of securities, membership interests or shares with a right to vote or by contract or otherwise.

“Debt/EBITDA Ratio” means, with respect to the Company, at any moment, the ratio of its net consolidated Debt, as of the date of the Company’s most recent available consolidated statements of financial position, to its consolidated EBITDA for the four most recent quarters for which the statement of income and the statement of cash flows are available for such Person, prepared in accordance with Argentine GAAP on the basis of the most recent financial statements published by the Company.

“Debt” means, with respect to any person at the time of determination, without implying duplication: (a) all obligations of such person for borrowed money (including overdraft) or for the deferred purchase price of property or services, excluding commercial debts and other obligations (including pending payments) incurred in the ordinary course of business (evidenced or not by a promissory note), but including, among others, all obligations of such Person, contingent or otherwise, in connection with letters of credit and acceptances issued pursuant to letters of credits, bankers’ acceptance lines or similar, (b) all obligations of such person evidenced by bonds, notes, debentures, or similar instruments, (c) all obligations of such person incurred in or arising from a conditional sale agreement or other title retention agreement relating to property acquired by such person (even when pursuant to the agreement the rights and actions of the seller or lender in case of breach are limited to recovering the possession of the asset or its sale), but excluding commercial obligations incurred in the ordinary course of business; (d)

contractual rights) owned by such person, even when such person has not assumed or accepted responsibility for the payment of such debt (considering that the amount of the obligation is the lower of the value of such property or asset or the amount of the obligation thus guaranteed), (f) all guarantees granted by such person of the debt referred to in this definition corresponding to any other person, (g) all the capital stock of such person that may be redeemed, valued at the highest price between the maximum determined voluntary and involuntary repurchase price, plus all accrued and unpaid dividends; (h) all the obligations of such Person arising from or in connection with interest rates or currency exchange rates agreements; and (i) the seller’s financing. For the purposes of this definition, the “maximum determined repurchase price” of the capital stock that may be subject to redemption and does not have a determined purchase price shall be the fair market value of such capital stock subject to redemption. The fair market value shall be determined in good faith by the Company’s Board and shall be reflected in a Board resolution. The Debt shall not include (a) obligations of any Person (i) that arise from the payment by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn on insufficient funds in the ordinary course of business, as long as such obligations cease within two (2) business days as from the date on which they were incurred, unless they are covered by an authorization to overdraw, (ii) that derive from an endorsement for the collection of debt securities in the ordinary course of business and pursuant to business practices applied in the past and (iii) that derive from stand-by letters of credit if they are guaranteed with cash or cash equivalents and (b) obligations derived from guarantees of compliance, performance or surety bonds, performance insurance, guarantees or court bonds, letters of credit or other similar obligations incurred in the ordinary course of business.

“EBITDA” means the sum for the Company and its subsidiaries, calculated in accordance with Argentine GAAP, of Consolidated Net Income, excluding extraordinary income and results of equity in earnings from Affiliates, plus financial income (expense), income taxes, other non-cash items and depreciation and amortization expenses corresponding to the relevant period.

“Capital Expenditures” means, with respect to any Person during any period, the amount of all expenditures directly or indirectly made as all capitalized lease obligations of such person, (e) any debt of other persons referred to (but not excluded from) in the preceding clauses and all dividends of other Persons, which payment is guaranteed (or in respect of which such debt’s creditor has a right, contingent or otherwise, to be guaranteed) by means of a lien created on or relating to an asset (including, among others, accounts and contractual rights) owned by such person, even when such person has not assumed or accepted responsibility for the payment of such debt (considering that the amount of the obligation is the lower of the value of such property or asset or the amount of the obligation thus guaranteed), (f) all guarantees granted by such person of the debt referred to in this definition corresponding to any other person, (g) all the capital stock of such person that may be redeemed, valued at the highest price between the maximum determined voluntary and involuntary repurchase price, plus all accrued and unpaid dividends; (h) all the obligations of such Person arising from or in connection with interest rates or currency exchange rates agreements; and (i) the seller’s financing. For the purposes of this definition, the “maximum determined repurchase price” of the capital stock that may be subject to redemption and does not have a determined purchase price shall be the fair market value of such capital stock subject to redemption. The fair market value shall be determined in good faith by the Company’s Board and shall be reflected in a Board resolution. The Debt shall not include (a) obligations of any Person (i) that arise from the payment by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn on insufficient funds in the ordinary course of business, as long as such obligations cease within two (2) business days as from the date on which they were incurred, unless they are covered by an authorization to overdraw, (ii) that derive from an endorsement for the collection of debt securities in the ordinary course of business and pursuant to business practices applied in the past and (iii) that derive from stand-by letters of credit if they are guaranteed with cash or cash equivalents and (b) obligations derived from guarantees of compliance, performance or surety bonds, performance insurance, guarantees or court bonds, letters of credit or other similar obligations incurred in the ordinary course of business.

“EBITDA” means the sum for the Company and its subsidiaries, calculated in accordance with equipment, fixed assets, real property or improvements thereto or to the property that replaces them, which have been accounted for as additions in capital goods in the consolidated statements of financial position prepared in accordance with Argentine GAAP, effective at the time of their measurement.

“Lien” means any mortgage, pledge, security interest, encumbrance, claim, attachment, option, assignment, easement, privilege, restriction (including any shareholders agreement or voting trust), seizure or any other restriction of any type, in each case created or perfected for the purpose of guaranteeing financial debt or financial obligations or for any other purpose.

“Market Value” means, with respect to the Company, the Company’s shares or any other asset or property (including securities), the cash price at which a seller would be willing to sell and a buyer would be willing to buy in an arm’s length transaction, being each of the parties free from any pressure or coercion to buy or sell, in each case pursuant to the assessment made by an independent investment bank selected by the Company’s Board of Directors.

“Argentine GAAP” means generally accepted accounting principles in Argentina, effective and applicable to the Company.

“Subsidiary” means, with respect to any specified person, any other person in which at least 50% of its capital stock or voting shares belong, directly or indirectly, to the specified person and/or one or more of its Subsidiaries.

“Material Subsidiary” means a Company’s Subsidiary which assets, considered individually on a non-consolidated basis, as of the date of the most recent audited consolidated statements of financial position at the time of determination, represent at least 10% of the Company’s consolidated assets.

Argentine GAAP, of Consolidated Net Income, excluding extraordinary income and results of equity in earnings from Affiliates, plus financial income (expense), income taxes, other non-cash items and depreciation and amortization expenses corresponding to the relevant period.

“Capital Expenditures” means, with respect to any Person during any period, the amount of all expenditures directly or indirectly made as equipment, fixed assets, real property or improvements thereto or to the property that replaces them, which have been accounted for as additions in capital goods in the consolidated statements of financial position prepared in accordance with Argentine GAAP, effective at the time of their measurement.

“Lien” means any mortgage, pledge, security interest, encumbrance, claim, attachment, option, assignment, easement, privilege, restriction (including any shareholders agreement or voting trust), seizure or any other restriction of any type, in each case created or perfected for the purpose of guaranteeing financial debt or financial obligations or for any other purpose.

“Market Value” means, with respect to the Company, the Company’s shares or any other asset or property (including securities), the cash price at which a seller would be willing to sell and a buyer would be willing to buy in an arm’s length transaction, being each of the parties free from any pressure or coercion to buy or sell, in each case pursuant to the assessment made by an independent investment bank selected by the Company’s Board of Directors.

“Argentine GAAP” means generally accepted accounting principles in Argentina, effective and applicable to the Company.

“Subsidiary” means, with respect to any specified person, any other person in which at least 50% of its capital stock or voting shares belong, directly or indirectly, to the specified person and/or one or more of its Subsidiaries.

“Material Subsidiary” means a Company’s Subsidiary which assets, considered individually on a non-consolidated basis, as of the date of the most recent audited consolidated statements of financial position at the time of determination, represent at least 10% of the Company’s consolidated assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	November 23, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations